EXHIBIT 12.5

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

December 31, 2015(1)
(in € m.)
Debt:(2), (3)
Long-term debt	160,016
Trust preferred securities	7,020
Long-term debt at fair value through profit or loss	8,710

Total debt	175,747

Shareholders’ equity:
Common shares (no par value)	3,531
Additional paid-in capital	33,572
Retained earnings	21,182
Common shares in treasury, at cost	(10)
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	1,384
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	97
Unrealized net gains (losses) on assets classified as held for sale, net of tax	662
Foreign currency translation, net of tax	2,196
Unrealized net gains (losses) from equity method investments	66

Total shareholders’ equity	62,679

Equity component of financial instruments	4,675
Noncontrolling interests	270

Total equity	67,624

Total capitalization	243,370

[1]	As of January 31, 2016, there has not been a material change in our capitalization and indebtedness from that set forth in this table.

[2]	€ 864 million (0.5%) of our debt was guaranteed as of December 31, 2015. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.

[3]	€ 33,117 million (19%) of our debt was secured as of December 31, 2015.